TIAA Real Estate Account c/o Teachers Insurance and Annuity Association of America 730 Third Avenue New York, NY 10017-3206	F. Scott Thomas, Esq. Managing Director and Associate General Counsel Product & Distribution Law 704-988-3687 (tele) sthomas@tiaa.org
April 27, 2026
VIA EDGAR
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Catherine DeLorenzo

Re: TIAA Real Estate Account Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-294258)

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, on behalf of the TIAA Real Estate Account (the “Account”), hereby requests to accelerate the effectiveness date of the Account’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Friday, May 1, 2026.

The Account hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Account from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Account may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

TIAA REAL ESTATE ACCOUNT
By:     TEACHERS INSURANCE AND ANNUITY
    ASSOCIATION OF AMERICA

By:/s/ F. Scott Thomas
F. Scott Thomas, Esq.
Managing Director and Associate General Counsel